

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 27, 2023

Marc Johnson
Chief Financial Officer
NextSource Materials Inc.
130 King Street West
Exchange Tower Suite 1940
Toronto, Ontario
Canada M5X 2A2

      Re: NextSource Materials Inc.
          Form 20-F for the Fiscal Year ended June 30, 2022
          Filed October 31, 2022
          File No. 000-51151

Dear Marc Johnson:

      We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

          Sincerely,

          Division of Corporation Finance
          Office of Energy & Transportation